Silver Hill Mines, Inc.

One Rockefeller Plaza, 10th Floor

New York, NY, 10020

(212) 935-8400

June 6, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:

Mr. Kluck

Re:

Silver Hill Mines, Inc. Form 8-K filed May 6, 2016

Commission File No. 000-53235

Dear Mr Kluck,

Silver Hill Mines, Inc. (the “Company”) hereby responds to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 13, 2016 regarding the Company’s 8-K.  For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by the Company’s response.

Comment:

1.

We note from the disclosure in the above-referenced Form 8-K that you entered into an agreement to purchase real property known as 20 Harvard Road in Littleton, Massachusetts, comprising 29 acres of land on which is located a bottling plant.  It appears you purchased the entire business related to the bottling plant.  Please provide financial statements of the business acquired and pro forma financial information or advise.  Refer to Instruction 5 of Item 2.01 and Item 9.01 of Form 8-K.  We also note that you were a shell company prior to this transaction.  Please amend your filing to provide the Form 10 disclosure required by Item 2.01(f) of Form 8-K or advise.

Response:

After receiving your letter dated May 13, 2016, asking us to amend our 8-K filed May 6, 2016, we decided to go back and interview the sellers and a former employee who worked at the facility for 48 years.  Additionally, we researched and read some of what was being reported in the press about the business over the last five years.

In 2007 Kraft Foods consolidated their operations elsewhere and sold one of their product line manufactured in Littleton, Massachusetts to Sunny Delight. With operations all around the country, Sunny Delight in 2011 also started consolidating their business elsewhere. They sold the property to a group of real estate investors and signed a lease to continue operating as they scaled down.

In 2012 they significantly reduce the number of production lines in Littleton and moved some of the bottling operations outside the state. Shortly after, they started laying off and relocating the workforce, eventually getting down to a skeleton staff and shuttered the facility completely in September of 2015.  During all this, the property continued to change hands to non-operator investment groups. It has change hands twice since January of 2016.  The property has not been a viable business for some time, we will not be manufacturing the same products and will not have access to there sales force or distribution channel.

Sunny Delight did not go out of business; they simply moved the business.  Because Littleton is a small town, we may be able to rehire some employees.  This facility has operated as a bottling plant since 1931.  We have no idea who they are, their average age, or their skill set. We have had no communication with Sunny Delight, or do we expect to. We are acquiring the property from the third or fourth non-operator owners since Sunny Delight sold it in 2011.

The property qualifies for "Abandon Building Renovation Deduction Tax". In the state of Massachusetts, all properties located in economic opportunity areas, that has been severely underutilize or shuttered for eighteen months, qualify for this tax deduction.

Please see attached exhibits which include news paper articles as reported by the press during the last five years and a for sale brochure of the property listed by Realestate Brokers.

In conclusion, we believe that because the facility has been non-operational for several years and because the property qualifies as an abandoned building under Massachusetts law, we have no duty to provide pro forma financial information under Item 2.01 or 9.01 of Form 8-K.  There was no business acquired in the transaction.  In addition to the foregoing, because we acquired property and facilities in the ordinary course of business and we will have to further develop the property for the needs of our anticipated use, we believe the Company was not subject to reporting under Item 2.01(f) for this transaction.

A PDF copy of this correspondence is attached for your convenience.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (917) 299-5480 with additional comments or questions.

Sincerely,

/s/ George Clair

George Clair

Title: President, Chief Executive Officer

Chief Financial Officer, Chief Accounting Officer

Exhibit 1 – 2011 sale of Littleton manufacturing facility

WICKED LOCAL LITTLETON

Print Page

By Alexander Silva
asilva@wickedlocal.com

August 12, 2015 11:09AM

Sunny Delight closing in Littleton by year's end

Despite a potential buyer in the wings, the Sunny Delight manufacturing plant in Littleton is scheduled to shut its doors in December, slashing the 63 remaining jobs since layoffs began less than a year ago.

The Sunny Delight manufacturing site in Littleton is scheduled to close by the end of the year. Wicked Local Photo/Alexander Silva

The 29-acre Littleton manufacturing plant first started producing apple vinegar in 1931 and continued in the industry when Sunny Delight Beverages purchased the plant with Veryfine and Fruit 20 brands from Kraft Foods in 2007.

"The apple industry in town goes way back. Part of the town's history involves apples and making juice," said Littleton Selectman Paul Avella.

However, after decades of operation, employees at the Sunny Delight Harvard Road site were notified in November 2014 that the company would be undertaking a cost-savings project to consolidate production at its manufacturing plants, which includes the closure of the Littleton location.

"The apple industry is one of those things that contributes to the town's character," Avella said. "Veryfine and Sunny Delight closing is one more move away from that past."

After an unsuccessful search for a buyer for the site since the end of 2014, Littleton's Sunny Delight plant will cease operations by the end of the year, with shutdown activity beginning in the middle of September and concluding by Dec. 31 at the latest.

In an update at the selectmen's meeting Aug. 10, Avella said that Sunny Delight may have a potential buyer for the site. In the meantime, the company is proceeding with the plant closing.

"Sunny Delight Beverages Co. plans to consolidate the production at its Littleton facility to other SDBC processing sites in South Brunswick, New Jersey; Atlanta, Georgia; and a co-packer," Sunny Delight spokesman Sydney McHugh stated.

Cost was the driving factor in the decision to close the Littleton site, according to McHugh.

"The beverage industry is extremely price competitive, which demands that we produce our brands as efficiently as possible and hold our costs in check for consumers," McHugh stated. "Our other East Coast sites have the capacity and capability to seamlessly pick up the added volume."

On June 5, Sunny Delight eliminated a production shift, resulting in six employees leaving the company.

Currently, 65 employees remain at the site, but by the end of the year, 63 employees will be laid off, while two will be transferred to other positions within Sunny Delight according to a letter dated July 20 from Sunny Delight Human Resources vice president, Athena Wong.

"The loss of any job is bad," Avella said. "We want to make sure we don't lose jobs."

The company enlisted the services of the Massachusetts Rapid Response team in April to provide employees with information services, resume-writing workshops and interviewing skills.

Town officials have known about the impending closure for some time, according to Avella.

"We became aware of it four or five months ago," Avella said. "It has been a growing concern."

The manufacturing site has four production lines capable of producing more than 20 million cases per year, according to Avella. Sunny Delight upgraded the facility in 2011 with a multimillion dollar project that enhanced much of the production in one location to streamline operations and centralize associated batching operations.

"From the town's perspective, it's a property that's in good condition," Avella said.

The current condition of the site makes the location very marketable for other businesses in the industry, said Avella.

"It's zoned for commercial right now. A lot of the equipment they have now can be used by other beverage companies," Avella said.

To help locate a buyer for the Sunny Delight manufacturing site, the town is working with the Massachusetts Office of Business Development to "put it on the radar screen," according to Avella.

"We have feelers out to other beverage manufacturers... to see if other companies will find the facility useful for them," said Avella.

The Office of Business Development assists businesses that are looking to locate in Massachusetts or expand operations in the state.

"They're out there to help communities," Avella said.

By assisting in efforts to market the property to other buyers, the town is showing its commitment to any businesses that choose to locate in Littleton, according to Avella.

Exhibit 2 – real estate postings

\

FOR SALE OR LEASE

FEATURES

- Modern bottling plant active through 2015
- Infrastructure in place for reuse as bottling/food processing plant
- Four bottling lines
- Multi-pack capable
- Robust waste water treatment
- Rail served
- ±143,000 SF, 29'-clear, high-bay warehouse/production area
- ±29.4-acre site

±300,000 SF
WAREHOUSE/FOOD PROCESSING FACILITY AVAILABLE

20 HARVARD ROAD :: LITTLETON, MASSACHUSETTS

www.cbre-ne.com

33 Arch Street, 28th Floor · Boston, Massachusetts 02110
+1 617 912 7000 · Fax +1 617 912 7001

CBRE | New England

ABOUT THE PROPERTY

CBRE/New England's Industrial team is pleased to bring to your attention a unique opportunity to purchase or lease [illegible] Harvard Road, a ±300,000 SF warehouse/food processing facility/bottling plant located in Littleton, MA. Situated on 29.4 acres of rail-served land, the former Sunny Delight/Veryfine bottling facility contains valuable infrastructure for reuse as a bottling plant or food processing operation. On the south side of the site are ±143,000 SF of high-bay distribution space and ±75,400 SF of manufacturing space, while the north side features a fully operational waste water treatment facility and access to an on-site Pan Am Rail spur. Its location offers excellent access to Interstate 495 and Route 2, making it an ideal opportunity for a local or regional user.

SPECIFICATIONS

Total Square Feet	±298,100 SF
South Side (±224,300 SF)	
High-Bay @ 27'	±143,900 SF (Building A)
Industrial @ 18-22'	±75,400 SF (Building B)
Includes ±2,500 SF cooler and ±4,700 SF freezer	
R&D Building	±5,000 SF (Building C)
North Side (±74,100 SF)	
Waste Water Treatment Plant	±8,500 SF (Building D)
Office/Bottling Building	±22,500 SF (Building E)
Rail Building	±42,900 SF (Building F)
Loading	17 exterior railboard docks, six interior covered railboard docks, drive-through truck bay
Acreage	29.4 acres
Power	4000± amps @ 277/480V
Column Spacing	[illegible] (High-bay section)
Utilities	
Septic	On-site treatment plant
Water	Town of Littleton
Gas	National Grid
Electric	Town of Littleton
Roof	[illegible]
Rail	Pan Am Rail spur
R.E. Taxes	$1.25 PSF

±300,000 SF SPRITE PLAN

±300,000 SF WAREHOUSE/FOOD PROCESSING FACILITY

[illegible] HARVARD ROAD :: LITTLETON, MASSACHUSETTS

2A
20 HARVARD ROAD
LITTLETON, MA
EXIT 30
495
2
EXIT 29A

Westford
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Weston
Boston
Marlborough
Newton
Northborough
Framingham
Wellesley
Southborough
Natick
Needham
Dedham
Hull
Westborough
Ashland
Hyde Park

FOR MORE INFORMATION

Robert Gibson
Executive Vice President/Partner
+1 617 912 7075
robert.gibson@cbre-ne.com

Steve Clancy
Executive Vice President/Partner
+1 617 912 7055
steve.clancy@cbre-ne.com

Rachel Marks
Vice President
+1 617 912 7009
rachel.marks@cbre-ne.com

Doug Rodenstein
Associate
+1 617 912 7056
doug.rodenstein@cbre-ne.com

www.cbre-ne.com

33 Arch Street, 28th Floor · Boston, Massachusetts 02110
+1 617 912 7000 · **Fax** +1 617 912 7001

CBRE | New England

CB Richard Ellis–N.E. Partners, LP, a CBRE Joint Venture